July 29, 2020

Digital Landscape Group, Inc.

Registration Statement on Form S-4

Filed June 12, 2020

CIK No. 0001810739

Dear Mr. Regan:

Digital Landscape Group, Inc. (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Registration Statement on Form S-4 (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated July 9, 2020 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on June 12, 2020 (the “Initial Submission”). Clean copies of the Registration Statement and copies of the Registration Statement that have been marked to show changes made to the Initial Submission (the “Marked Registration Statement”) are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Marked Registration Statement.

Draft Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 55

1.	Please revise to disclose how the pro forma financial statements reflect the following:

•	The contingent payment upon the change in control relating to the DWIP and the IWIP Plan as disclosed in Note 15 on page F-29; and

Response: The Company advises the Staff that no contingent payments disclosed in Note 15 on page F-29 relating to the DWIP and IWIP Plans (collectively, the “Carve-Out Plans”) were reflected in the pro forma financial statements, as the APW Acquisition was not considered a change in control under the terms of the Carve-Out Plans, and therefore no such payments were made.

•	The redemption of the minority interest in AP WIP Investments, LLC, held by KKR Investors, LP as disclosed in Note 16 on page F-29.

Response: The Company has revised its disclosure on page 57 to clarify that the redemption of the minority interest in AP WIP Investments, LLC, held by KKR Investors, LP, was reflected as part of the purchase price of AP WIP Investments, LLC. The Company refers the Staff to Note 1 of the unaudited pro forma financial statements, which notes:

“The cash component of the consideration, which includes approximately $65 million to redeem a minority investor in the AP Wireless business, was funded through the liquidation of cash equivalents owned by DLGI.”

The Company also refers the Staff to adjustment d) in Note 3 of the unaudited pro forma financial statements, which has been revised to specify that the “elimination of the historical equity of the APW Group”, includes the redemption of the interest held by KKR Investors, LP.

Key Factors Affecting Financial Results, page 66

2.

We note your disclosures of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g., impacts on your workforce or your ability to complete transactions). Refer to CF Disclosure Guidance: Topic No. 9 and 9A.

Response: The Company has revised its disclosure beginning on page 70 to address the Staff’s Comments.

EBITDA and Adjusted EBITDA, page 69

3.

We note your disclosure in the footnote to the reconciliation that Adjusted EBITDA includes the impact of 100% of selling, general, and administrative expense which appears to be inconsistent with your exclusion of severance expense. Please revise to correct this discrepancy or explain to us why no revision is necessary.

Response: The Company has revised its disclosure on pages 15, 55 and 74 to address the Staff’s Comments.

4.

We note your disclosure of your estimate of the historical selling, general, and administrative costs related to the acquisition of revenue producing assets and the impact on Adjusted EBITDA if such costs were excluded from the statement of operations. Please tell us why you believe this disclosure is appropriate and provides useful information to investors regarding your financial condition and results of operations. In your response please include a discussion of the frequency with which you have acquired revenue producing assets in the past, and whether you expect that trend to continue in future periods.

Response: The Company advises the Staff that it has deleted the referenced disclosure.

Acquisition Capex, page 70

5.

Please expand on your discussion of this measure to explain the specific reasons why you believe it provides valuable additional information for users of the financial statements. In your response, please explain the nature of the “noncash investment - under lease and installment arrangements” and “future interest on noncash investments - lease and installment agreements” adjustments and explain to us why they are necessary adjustments to arrive at Acquisition Capex.

Response: The Company advises the Staff that it has revised its disclosure on pages 13, 53 and 74 to clarify that Acquisition Capex represents the total cash spent and committed to be spent for the Company’s acquisitions of revenue-producing assets during the period measured. The Company further advises the Staff that it has revised the reconciliation of Acquisition Capex, so as to replace the adjustments previously presented as “noncash investment - under lease and installment arrangements” and “future interest on noncash investments - lease and installment agreements” with one reconciling item under the caption “Committed contractual payments for investments in real property interests and intangible assets”, which the Company believes provides a clearer presentation of the relevant adjustment. The Company has also revised its discussion of this adjustment to explain that it represents the total amount of future payments that were contractually committed in connection with the Company’s acquisitions of real property interests and intangible assets that occurred during the applicable period.

The Company advises the Staff that management believes the presentation of Acquisition Capex provides valuable additional information for users of the financial statements in assessing the Company’s financial performance and growth, as it is a comprehensive measure of the Company’s investments in the revenue-producing assets that it acquires each period.

Ground Cash Flow, page 70

6.

We note your disclosure that management believes the presentation of Ground Cash Flow provides valuable additional information for users of the financial statements in assessing your results of operations which implies that you are presenting this measure as a performance measure. Please explain to us in greater detail how this measure is used by management and whether it is used as a cash flow measure. To the extent Ground Cash Flow is used as a liquidity measure, please explain why you have not described it as such and reconciled it to a GAAP liquidity measure. Finally, please explain to us whether there are any differences between the definition of Ground Cash Flow and Gross Profit, and if not, clarify for us why you believe it is necessary to retitle the measure within your filing.

Response: The Company advises the Staff that Ground Cash Flow is equivalent to Gross Profit and has therefore revised its disclosure throughout the Registration Statement to reflect such name and remove references to the term “Ground Cash Flow”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Annualized In-Place Rents, page 71

7.

We note you present annualized in-place rents as a non-GAAP measure. Please tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K with respect to this measure, including the requirement to reconcile the measure to the most comparable GAAP measure.

Response: Item 10(e)(i) of Regulation S-K provides that, where a registrant includes a non-GAAP financial measure in a filing, it is required to, in relevant part: (A) present, with equal or greater prominence, the most directly comparable GAAP financial measure, (B) provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure and the most directly comparable GAAP financial measure and (C) include a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. The Company believes it has satisfied each of these requirements.

(A) The Company believes it has satisfied the requirements relating to equal or greater presentation. In each instance where annualized in-place rents appears in the registration statement, the closest comparable GAAP measure, revenue, is presented at least as prominently. Examples of this presentation include the disclosure on pages 68, 72 and 95.

(B) As the Company explains in its disclosure, annualized in-place rents is calculated by multiplying the implied monthly revenue from all of the Company’s revenue producing leases that are in place as of the measurement date by twelve. Implied monthly revenue for each lease is, in turn, calculated based on the most recent rental payment made under such lease. As a result, annualized in-place rents is derived from the Company’s underlying revenue producing leases rather than by making line-item adjustments to GAAP revenue. The Company’s disclosure also explains that, because annualized in-place rents is calculated in this way, it differs from revenue in that annualized in-place rents does not reflect the possibility that the underlying leases used in calculating annualized in-place rents may be terminated, new leases may be acquired, or the contractual rents payable under the leases may not be collected (each of which would have an impact on revenue). The Company has also revised its disclosure, including on page 75, to include a quantitative comparison of annualized in-place rents to Revenue, the closest comparable GAAP measure. The Company believes that its disclosure therefore provides, by a clearly understandable method, a reconciliation of the differences between in-place rents and the closest comparable GAAP measure, revenue.

(C) The Company also believes it has satisfied the requirement to include a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. The Company has disclosed, including on page 75, that management believes the presentation of annualized in-place rents provides additional information for users of the financial statements in assessing the Company’s financial performance and growth.

For the reasons described above, the Company believes it has satisfied the requirements of Item 10(e).

Exclusive Forum, page 151

8.

Your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. You also disclose that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provisions. In that regard, note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company has revised its disclosure on page 42 to address the Staff’s Comments.

Comparison of Stockholder Rights, page 153

9.

You state that you are providing a summary of “certain” differences between the rights of the common shareholders of DLGI BVI and the stockholders of DLGI Delaware. Please clarify that you are providing a summary of the material differences and briefly highlight the most significant differences affecting shareholder rights. In addition, please expand your comparison to discuss the exclusive forum provision included in the DLGI Delaware Charter.

Response: The Company has revised its disclosure, including on page 163, to clarify that the differences summarized therein are material differences, and has revised its disclosure on page 172 to discuss the exclusive forum provisions in the Charter. The Company also advises the Staff that a summary of the most significant differences affecting shareholder rights is included on pages 6 and 47.

Material United States Federal Income Tax Consequences, page 163

10.

You state that the discussion in this section is for “general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Class A Common Shares, Warrants or Series A Founder Preferred Shares.” Investors are entitled to rely upon your disclosure regarding the material tax consequences of the transaction. Please revise. For guidance, refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response: The Company has revised its disclosure on page 174 to address the Staff’s Comments.

11.

Please revise this section to clearly state that the disclosure in the tax consequences section is the opinion of Cravath as the named counsel and clearly articulate the opinion of counsel. For guidance, see Section III.B of Staff Legal Bulletin No. 19. In addition, we note the statement that the domestication should qualify as an F Reorganization and that US shareholders “should not” recognize taxable gain or loss as a result of the domestication. Please explain why you cannot give a “will” opinion and describe the degree of uncertainty. Include risk factor or other appropriate disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

Response: The Company has revised its disclosure on pages 7, 173 and 174 to address the Staff’s Comments. Note that a “will” opinion has been provided.

Consolidated Statements of Operations, page F-4

12.

We note your disclosure in the second paragraph of page 59 and footnote (1) on page 69 relating to selling, general, and administrative costs related to management compensation and expenses that, prior to the Acquisition Closing Date and for the periods presented, were obligations of Associated Group Management and therefore excluded from the selling, general, and administrative expenses of the APW Group. Please clarify to us whether the financial statements of APW Group reflect all costs of doing business and how you considered SAB Topic 1B1 Questions 1 and 2.

Response: Following consideration of SAB Topic 1B1 Questions 1 and 2 for the historical periods covered in the financial statements of APW Group, the Company’s assessment resulted in the conclusion that no material costs related to selling, general, and administrative costs related to management compensation and expenses of Associated Group Management should be allocated to APW Group and reflected in its consolidated statements of operations for the periods presented in the Form S-4.

During the periods prior to the closing of the APW Acquisition, the APW Group operated as a portfolio company of Associated Partners, and all responsibilities regarding the management of the Associated Partners’ investment in the APW Group were discharged by employees of the manager of Associated Partners, Associated Group Management. Accordingly, and as indicated in the disclosure referenced in the Staff’s comment, the compensation paid to the Associated Partners management team responsible for such investments and related costs were obligations of Associated Group Management, and such costs related only to Associated Group Management’s management of the investments in the APW Group and other Associated Partners portfolio companies. The business operations of the APW Group, on the other hand, were managed by employees of the APW Group, which included senior level positions (e.g., CEO) necessary to direct the operations of the APW Group during the periods presented. During such periods, the APW Group possessed the necessary infrastructure and employee base to carry out all necessary business operations of the APW Group on a standalone basis, without needing the employees of Associated Group Management. The annual incremental costs referenced in the Staff’s comments and in the revised disclosure on page 63, which consist mostly of management compensation for the former employees of Associated Group Management who now comprise the DLGI executive team, were therefore not incurred by or attributable to the APW Group during the periods prior to the Acquisition Closing Date, but rather by Associated Group Management, and should not be allocated to the APW Group for such periods.

Nevertheless, the Company believes it is relevant and meaningful to present these annual incremental costs of Associated Group Management in order to provide additional context and information to investors in analyzing the expenses incurred by the APW Group during the periods prior to the Acquisition Closing Date, as well as the expenses that DLGI may be expected to be incur for the periods following the Acquisition Closing Date. Following the APW Acquisition, the Company’s business encompasses both the investment management role formerly performed at the Associated Group Management level and the business operations previously conducted at the APW Group level, as well as additional activities related to the Company’s status as a public company. In these respects, the scope and nature of the Company’s business following the APW Acquisition differs from that of the APW Group prior to the acquisition. Correspondingly, while the former employees of Associated Group Management (who are now employees of DLGI) were not responsible for the management of the business operations of the APW Group during the periods prior to the Acquisition Closing Date, in these employees’ roles at DLGI on a go-forward basis, their responsibilities have been expanded to include the management of business operations of DLGI and its subsidiaries as well as investment management matters. Accordingly, costs similar to those previously incurred by Associated Group Management in connection with compensation and related expenses for such employees are expected to be incurred by DLGI for periods following Acquisition Closing Date. As explained above, however, such costs are not part of the selling, general, and administrative expenses of the APW Group for periods from to the Acquisition Closing Date.

The Company has revised its disclosure to be more clear about the nature of the role of the relevant employees of Associated Group Management prior to the Acquisition Closing Date and the incremental costs the Company expects to incur.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

13.

We note your disclosure that revenue is recorded as earned over the term of the lease since the operating lease arrangements are cancellable by both parties. Please revise to provide more details of when you considered that the revenue has been earned. In your response, tell us the typical contractual term of your operating leases, and whether the leases tend to include fixed rent escalations.

Response: The Company has revised its disclosure on pages 90 and 93 and has provided additional disclosure on page F-12 in response to the Staff’s comment. Typically, Tenant Leases, as originally entered into with the property owners and classified as operating leases, have initial stated terms of 5 years, with multiple 5-year renewal periods at the option of the tenant. Tenant Leases may contain contractual rent increase clauses, or “rent escalators”, calculated either as a fixed rate, typically between 2% and 3%, or tied to a consumer price index (“CPI”), or subject to open market valuation (“OMV”). As of March 31, 2020, over 99% of the APW Group’s Tenant Leases had contractual rent escalators; approximately 66% (as a percentage of revenue for the year ended December 31, 2020) and 69% (as a percentage of annualized in-place rents as of March 31, 2020) of our Tenant Lease contractual rent escalators were either tied to a local CPI or subject to OMV, and the remainder were fixed escalators. Although the Company has the rights to all revenues, including rent escalations, under the Tenant Leases associated with the acquired cell site leasehold interests, typically, the underlying tenant can terminate their lease acquired by the Company at any time prior to its expiration date with only a short notice period required (30, 90, 180- day notice) and without penalty. Accordingly, future rental revenue that typically would result from an escalation provision is not reasonably assured in the case of the Tenant Leases associated with the leasehold interests the Company acquires. The Company records the additional revenue resulting from a fixed escalation in the period in which the escalation has occurred.

Financial Statements

AP WIP Investments, LLC and Subsidiaries

Note 3. Real Property Interests, page F-14

14.	Please address the following with respect to your cell site leasehold interests:

•	Please clarify for us the specific asset or contractual right conveyed to you in your transactions to acquire leasehold interests,

Response: The Company’s cell site leasehold interests primarily represent contracts with property owners to acquire the rights to receive future cell site income through easement agreements from landowners who have leased their property to companies that own telecommunications infrastructure assets over a specified duration. The agreements are typically referred to as easement agreements and provide the Company with certain beneficial rights, but not obligations, with respect to the underlying cell site leases. The beneficial rights acquired include the right to receive the rental income related to the cell site lease with the in-place tenant, and, in certain circumstances, additional future rents.

•	Tell us the specific accounting literature you relied on to support your treatment of the acquisition as the acquisition of an intangible asset,

Response: Cell site leasehold interests were accounted for pursuant to Accounting Standards Codification (“ASC”) 805, Business Combinations prior to the adoption of ASC Topic 842, Leases (“ASC Topic 842”) on January 1, 2019. Upon acquisition, each arrangement was accounted for as an asset acquisition under ASC 805 as we concluded that these acquisitions were not business combinations thereunder. Accordingly, the purchase price was allocated to the identified assets: the cell site leasehold interest and an in-place lease intangible asset. The cell site leasehold interest represents the allocation of the purchase price to the contractual cash flows acquired from the in-place tenant, as well as the rights and opportunity for renewals. The in-place lease intangible asset represents allocation of purchase price to the avoided holding cost and costs of originating the acquired cell site lease with the in-place tenant.

•

Explain to us whether your arrangements with sellers of interests include a set contractual term, and if so, tell us how that term aligns with the twenty-five year useful life you use to amortize the related intangible asset,

Response: The Company’s cell site leasehold interests, pursuant to the easement agreements with the sellers, typically have stated terms of 30 to 99 years and provide the Company with certain beneficial rights, but typically not obligations, with respect to the underlying cell site leases. In most cases, the stated term of the cell site leasehold interest is longer than the remaining term of the cell site lease between the Company and the in-place tenant, which provides the Company with the right and opportunity for renewals and extensions. The cell site leasehold interest represents the allocation of purchase price to the contractual cash flows acquired from the in-place tenant, as well as the right and opportunity for renewals. Pursuant to ASC 350-30-35, an intangible asset is amortized over the period in which the asset is expected to contribute directly or indirectly to the future cash flow of the entity. Additionally, ASC 350-30-35-3 states the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors including the entity’s own historical experience in renewing or extending similar arrangements. Based upon the Company’s experience as well as observable industry data related to similar arrangements, the Company asses the useful life of the underlying cell site asset to be twenty-five years. Accordingly, the Company determined the cell site leasehold interests are to be amortized over the lesser of the stated term or twenty-five years.

•	Tell us the other factors you considered in determining that the useful life of the leasehold interests should be increased from fifteen to twenty-five years, and

Response: ASC 350-30-35-9 states, “An entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.” The Company continually reassesses the estimated useful lives used in determining amortization of its real property interests. In conjunction with the adoption of ASC Topic 842, the Company reviewed its estimates of the useful lives of its existing cell site leasehold interest arrangements as of January 1, 2019. In accordance with ASC 350-30-35-3, the analysis was based on all pertinent factors which included the entity’s own historical experience in renewing or extending similar arrangements, assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participant, and industry-specific factors. The Company advises the Staff that it intends to continue to assess the appropriateness of the estimated useful lives at least annually and more frequently if the facts and circumstances require it.

•

Clarify for us whether you believe that you will be required to reassess these arrangements under ASC Topic 842 to determine if a lease is present upon the acquisition of APW WIP Investments by Digital Landscape Group, Inc and the basis for your conclusion.

Response: The Company does not believe that it is required to reassess its cell site leasehold interest arrangements under ASC Topic 842. Specifically, ASC 842-10-15-6 states “an entity shall reassess whether a contract is or contains a lease only if the terms and conditions of the contract are changed.” As no terms and conditions of the cell site leasehold interest arrangements existing as of the Acquisition Closing Date were modified as a result of the acquisition of APW WIP Investments by Digital Landscape Group, Inc., no reassessment was determined to be required.

Financial Statements of Landscape Acquisition Holdings Limited, page F-32

15.

Please tell us what plans you have, if any, to update the financial information for Landscape Acquisition Holdings Limited to address the transition period created by the change in fiscal year end from October 31 to December 31.

Response: The Company advises the Staff that it has no plans to update the financial information for Landscape Acquisition Holdings Limited to address the transition period created by the change in fiscal year end from October 31 to December 31.

General

16.

Please confirm that the Delaware corporation to be formed in the domestication will file a post-effective amendment adopting the Form S-4 registration statement as its own and update the disclosure as appropriate.

Response: The Company confirms that the Delaware corporation to be formed in the domestication will (i) file a post-effective amendment adopting the Form S-4 registration statement as its own and (ii) update the disclosure as appropriate.

*            *             *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett
D. Scott Bennett

Ruairi Regan

      Division of Corporation Finance

          Office of Real Estate & Construction

              Securities and Exchange Commission

                  100 F Street, NE

                      Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Jay Birnbaum

      General Counsel

          Digital Landscape Group, Inc.

              660 Madison Avenue, Suite 1435

                  New York, New York 10065

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